SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAL REALTY TRUST, L.P.

(Name of Subject Company (Issuer))

DIGITAL REALTY TRUST, INC.

DIGITAL REALTY TRUST, L.P.

(Names of Filing Persons (Guarantor and Issuer))

4.125% Exchangeable Senior Debentures due 2026

(Title of Class of Securities)

25389J AA4

(CUSIP Number of Class of Securities)

A. William Stein

Chief Financial Officer, Chief Investment Officer and Secretary

560 Mission Street, Suite 2900

San Francisco, CA 94105

(415) 738-6500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Keith Benson, Esq.

Julian T.H. Kleindorfer, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

(415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$48,301,000.00	$5,607.75

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.125% Exchangeable Senior Debentures due 2026 (the “Debentures”), as described herein, is 100% of the principal amount of the Debentures. As of July 13, 2011, there was $48,301,000.00 aggregate principal amount of Debentures outstanding, resulting in an aggregate maximum purchase price of $48,301,000.00.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of August 15, 2006 (the “Indenture”), by and among Digital Realty Trust, L.P., a Maryland limited partnership, as issuer (the “Company”), Digital Realty Trust, Inc., a Maryland corporation, as guarantor (the “Guarantor”), and Wells Fargo Bank, National Association, as trustee and paying agent (the “Trustee”), relating to the Company’s 4.125% Exchangeable Senior Debentures due 2026 (the “Debentures”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company and the Guarantor with respect to the right of each holder (the “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures, as set forth in the Company’s Issuer Repurchase Notice to Holders of 4.125% Exchangeable Senior Debentures due 2026, dated July 14, 2011, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Debentures to the Company because (i) the consideration being paid to Holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Debentures and (iv) the Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 4.125% Exchangeable Senior Debentures due 2026, dated July 14, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated July 14, 2011.

(b)(1)	Revolving Credit Agreement, dated as of August 31, 2007, among Digital Realty Trust, L.P., as borrower, Digital Realty Trust, Inc., as parent guarantor, the subsidiary guarantors named therein, Citicorp North America, Inc., as administrative agent, KeyBank National Association, as syndication agent, Citigroup Global Markets Inc. and KeyBanc Capital Markets, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to Exhibit 10.2 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on September 22, 2010 (File No. 000-54023)).

(b)(2)	Amendment No. 1 to the Revolving Credit Agreement, dated as of February 6, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.7 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(b)(3)	Amendment No. 2 to the Revolving Credit Agreement, dated as of June 13, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.1 to Digital Realty Trust, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2008).

(b)(4)	Amendment No. 3 to the Revolving Credit Agreement, dated as of June 28, 2010, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, and the financial institutions named therein (incorporated by reference to Exhibit 10.26 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(d)(1)	Indenture, dated as of August 15, 2006, by and among Digital Realty Trust, L.P., as issuer, Digital Realty Trust, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, including form of 4.125% Exchangeable Senior Debentures due 2026 and guarantee (incorporated by reference to Exhibit 4.1 to Digital Realty Trust, Inc.’s Current Report on Form 8-K filed on August 21, 2006).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2011

Digital Realty Trust, Inc.

By:	/s/ Joshua A. Mills
Joshua A. Mills Senior Vice President, General Counsel and Assistant Secretary

Digital Realty Trust, L.P.

By:	Digital Realty Trust, Inc.
Its general partner

By:	/s/ Joshua A. Mills
Joshua A. Mills Senior Vice President, General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Issuer Repurchase Notice to Holders of 4.125% Exchangeable Senior Debentures due 2026, dated July 14, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated July 14, 2011.

(b)(1)	Revolving Credit Agreement, dated as of August 31, 2007, among Digital Realty Trust, L.P., as borrower, Digital Realty Trust, Inc., as parent guarantor, the subsidiary guarantors named therein, Citicorp North America, Inc., as administrative agent, KeyBank National Association, as syndication agent, Citigroup Global Markets Inc. and KeyBanc Capital Markets, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to Exhibit 10.2 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on September 22, 2010 (File No. 000-54023)).

(b)(2)	Amendment No. 1 to the Revolving Credit Agreement, dated as of February 6, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.7 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(b)(3)	Amendment No. 2 to the Revolving Credit Agreement, dated as of June 13, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.1 to Digital Realty Trust, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2008).

(b)(4)	Amendment No. 3 to the Revolving Credit Agreement, dated as of June 28, 2010, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, and the financial institutions named therein (incorporated by reference to Exhibit 10.26 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(d)(1)	Indenture, dated as of August 15, 2006, by and among Digital Realty Trust, L.P., as issuer, Digital Realty Trust, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, including form of 4.125% Exchangeable Senior Debentures due 2026 and guarantee (incorporated by reference to Exhibit 4.1 to Digital Realty Trust, Inc.’s Current Report on Form 8-K filed on August 21, 2006).

(g)	None.

(h)	None.